Exhibit 99.1

LightInTheBox Holding Co., Ltd. Reports Fourth Quarter and Full Year 2013 Financial Results

Conference Call to be Held at 8:00AM Eastern Time on February 26, 2014

Beijing, China, February 26, 2014 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Fourth Quarter 2013 Highlights

•                                          Net revenues were $78.8 million, an increase of 21.6% from $64.8 million in the same quarter of 2012, primarily driven by an increase of 42.5% in total number of customers(1) served in the fourth quarter of 2013.

•                                          Net loss was $5.6 million, compared to a net income of $1.1 million in the same quarter of 2012.

•                                          Revenue attributed to repeat customers accounted for 37% of total revenue in the quarter.

•                                          Net cash provided by operating activities was $3.8 million for the three months ended December 31, 2013, compared to $1.9 million in the same quarter of 2012.

Full Year 2013 Highlights

•                                          Net revenues were $292.4 million, an increase of 46.2% from $200.0 million in the prior year, primarily driven by an increase of 73.1% in total number of customers(1) served in 2013.

•                                           Gross margin increased by170 basis points to 43.5% from 41.8% in the prior year.

•                                           Net loss was $4.8 million, compared to a net loss of $4.2 million in the prior year.

•                                           Mobile revenue grew more than five times faster than PC business in 2013.

Mr. Alan Guo, Chairman and CEO of LightInTheBox commented, “We are pleased that our total net revenues came in above our guidance, supported by better-than-expected performance from our apparel category and from strong mobile commerce sales. In the fourth quarter, we reignited growth in our apparel category as we successfully diversified our product offerings in ready-to-wear apparel and increased our marketing efforts to overseas regions.”

“We are continuing to build a uniquely positioned, global cross-border, e-commerce platform. We are investing in a series of platform capabilities that allow us to operate locally on a global scale, including supply chain management services, fulfillment and transportation management, and localized merchandising, content, customer service, and payment capabilities. Finally, we remain intensely data driven and will continue to leverage technology to manage complexity and identify opportunities. As we move into 2014, we will continue to focus on leveraging this platform on behalf of manufacturers and suppliers based in China,” concluded Mr. Guo.

(1) A customer is defined as a customer account that has purchased at least once from the Company during the relevant period.

Fourth Quarter and Full Year 2013 Financial Results

Net revenues increased 21.6% to $78.8 million for the fourth quarter of 2013, and increased by 46.2% to $292.4 million for the full year 2013. The increases in the quarter were driven by better-than-expected performance from the apparel category and the contribution of the mobile commerce business. Total orders grew 61.5%to 2 million in the fourth quarter, while average order size declined based on changes in the product mix and softness in the wedding business. The total number of customer purchasing in the quarter increased 42.5% to 1.6 million, while repeat customer orders accounted for 37% of the total revenue, compared to 28% in the same quarter of 2012.

During the quarter, revenue in the apparel category grew 12.9% year over year to $21.1 million, which reflected the success in expanding product offerings with ready-to-wear fashion products. As a percentage of total revenues, apparel revenue was 26.8% in the fourth quarter of 2013 as compared to 28.8% in the same quarter of 2012.

Revenues generated from electronics and other general merchandise increased by 25.1% to $57.7 million in the fourth quarter of 2013. The Company is seeing significant growth in particular in mobile accessories and is optimistic about extending this offering both in terms of products and geographies.

Geographically, Europe remained the largest market with revenues of $51.4 million, representing an increase of 27.7%. As a percent age of total revenues, revenues in Europe were 65.3%, up from 62.2% in the same quarter of 2012.

Revenues in South America increased by 25.3% to $6.3 million and constituted 8.0% of total revenues in the quarter while in North America revenues were $13.1 million, up 8.6% year over year, representing 16.7% of total revenue this quarter.

Gross profit for the fourth quarter of 2013 was $30.8 million, representing an increase of 12.3% from $27.4 million in the same quarter of 2012. For full year 2013, gross profit was $127.2 million in 2013, representing an increase of 52.2% from $83.5 million in the prior year. Gross margin decreased to 39.1% from 42.3% in the same quarter of 2012. This decrease was due largely to the change in product mix within the apparel category. However, on a full year basis, gross margin improved to 43.5% in 2013 from 41.8% in 2012, as the Company did not see shifts in apparel product mix until later in the year.

Total operating expenses in the fourth quarter of 2013 increased by 43.9% to $36.9 million from $25.7 million in the same quarter of 2012. As a percentage of total net revenues, total operating expenses increased to 46.9% from 39.6% in the same quarter of 2012.

•                                          Fulfillment expenses increased 48.2% to $4.7 million in the fourth quarter of 2013 from $3.2 million in the same quarter of 2012, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of total net revenues, fulfillment expenses increased to 6.0% from 4.9% in the same quarter of 2012. The increase was a result of expansion of the fulfillment facilities in China.

•                                          Selling and marketing expenses increased by 59.0% to $24.7 million in the fourth quarter of 2013 from $15.5 million in the same quarter of 2012, reflecting the Company’s efforts in growing its customer base. While selling and marketing expenses for the fourth quarter of 2013 increased by 59.0%, the number of customers served by the Company increased by 42.5% and the number of total orders increased by 61.5% respectively over the same period of the prior year. As a percentage of total net revenues, selling and marketing expenses increased to 31.4% from 24.0% in the same quarter of 2012, due to a fall in average order size based on changes in the product mix. The Company continues to believe that its selling and marketing expenses as a percentage of total net revenues will decrease in the long term as the Company achieves greater economies of scale and utilize its selling and marketing channels more efficiently.

•                                          General and administrative expenses increased 8.2% to $7.5 million in the fourth quarter of 2013 from $7.0 million in the same quarter of 2012, reflecting the growth of the Company’s business. As a percentage of total net revenues, general and administrative expenses were 9.6%, down from 10.8% in the same quarter of 2012.

Total operating expenses for the year were$132.1 million, an increase of 53.9% from prior year. This was mainly due to increase in selling and marketing costs associated with increasing number of customers and orders.

Loss from operations in the fourth quarter of 2013increased to $6.2 million, compared to an operating profit of $1.7 million in the same quarter of 2012. For the full year 2013, loss from operations increased to $5.0 million, compared to loss of $2.3 million in the prior year.

Net loss was $5.6 million in the fourth quarter of 2013, compared to a net income of$1.1 million in the same quarter of 2012.

For the full year, net loss was $4.8 million, compared to a net loss of $4.2 million in the prior year.

Adjusted net loss (non-GAAP) (2), which excludes the impact of share-based compensation expense, was $5.1 million in the fourth quarter of 2013, compared to an adjusted net income (non-GAAP) of $1.5 million in the fourth quarter of 2012.

Net loss per ADS was $0.11, compared total net income per ADS of $0.01 in the fourth quarter of 2012. Each ADS represents two ordinary shares.

For the quarter ended December 31, 2013, the Company’s weighted average number of ADS used in computing loss per ADS was 49,528,449.

As of December 31, 2013, the Company had cash and cash equivalents, term deposit and restricted cash of $105.1 million, compared to $21.2 million as of December 31, 2012.

Net cash provided by operating activities was $3.8 million for the quarter ended December 31, 2013,compared to $1.9 million in the same quarter of 2012, in part due to a $2.6 million increase in customer order backlog.

Business Outlook

For the first quarter of 2014, the Company expects its net revenues to be between $78 million and $80 million, representing a year-over-year growth rate of approximately 6% to 9%. The Company expects that the rate of its year over year revenue growth will increase starting in second quarter of 2014. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

(2) Adjusted net income (loss) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation expenses.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on February 26, 2014 to discuss its financial results and operating performance for the fourth quarter and full year of 2013. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

International: 65-6723-9381

Hong Kong: 800-930-346

China: 400-620-8038

Passcode: 59634780

A telephone replay will be available shortly after the call until March 5, 2014 by dialing:

US Toll Free: 1-855-452-5696

International: 61-2-8199-0299

Hong Kong: 800-963-117

China: 400-632-2162

Passcode: 59634780

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world.  The Company offers customers a convenient way to shop for a wide selection of lifestyle products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites, which are available in 27 major languages and cover more than 80% of global Internet users.  In 2012, the Company ranked number one in terms of revenue generated from customers outside of China among all China-based retail websites that source products from third-party manufacturers.  For more information, please visit www.lightinthebox.com.

Investor Relations Contact

LightInTheBox Holding Co., Ltd.

Margaret Shi, Investor Relations

Tel: +86(10) 5692 0099 ext 8124

Email: ir@lightinthebox.com

OR

ICR, Inc.

Bill Zima

Tel: +1 (646) 405-4933

Email: bill.zima@icrinc.com

Use of Non-GAAP Financial Measures

LightInTheBox uses non-GAAP net income/(loss), non-GAAP net income/(loss) per basic and diluted ADS, non-GAAP income/(loss) from operations, non-GAAP net income/(loss) margin, and non-GAAP operating income/(loss) margin, each of which is a non-GAAP financial measure. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income/(loss) per basic and diluted ADS is non-GAAP net income/(loss) divided by weighted average number of basic and diluted ADS, respectively. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP operating income/(loss) margin is non-GAAP income/(loss) from operations as a percentage of net revenues. Non-GAAP net income/(loss) margin is non-GAAP net income/(loss) as a percentage of net revenues. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool.

One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.